FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 22, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 22, 2004                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

18 March 2004

                              GlaxoSmithKline PLC

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 930,000 of its ordinary shares on 18 March 2004 at a price of 1066.58p per share.

19 March 2004

                              GlaxoSmithKline PLC

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 1,850,000 of its ordinary shares on 19 March 2004 at a price of 1064.80p per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 19 March 2004, that as a result of movement in the fund on 18 March 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,925,448 to 18,865,547 at an average price of $39.63.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

19 March 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


19 March 2004                 Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 2,991 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

The Company was advised of this transaction on 22 March 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
22 March 2004